UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the Month of May 2024

Commission File Number: 001-38104

IMMURON LIMITED

(Name of Registrant)

Level 3, 62 Lygon Street, Carlton South, Victoria, 3053, Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐       No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

IMMURON LIMITED

EXPLANATORY NOTE

This Amendment No. 1 (“Amendment No. 1”) to the Report on Form 6-K originally filed with the U.S. Securities and Exchange on February 28, 2024 (the “Original 6-K”) is being filed solely to provide the Company’s consolidated interim financial statements for the for the six month period ended December 31, 2023 formatted in Inline eXtensible Business Reporting Language (“iXBRL”), in accordance with Rule 405 of Regulation S-T and paragraph C.(6) of the General Instructions to Form 6-K, attached hereto as part of “Appendix 4D and Half Year Report” under Exhibit 99.1. Such consolidated interim financial statements were previously filed without iXBRL as Exhibit 99.1 to the Original 6-K.

Except as described above, this Amendment No. 1 speaks as of the original filing date of the Original 6-K and does not amend, update or restate any information set forth in the Original 6-K or reflect any events that occurred subsequent to the original filing date of the Original 6-K.

This Amendment No. 1 (including the exhibit hereto) shall not be deemed to be “filed” for purposes of the Securities Exchange Act of 1934, as amended and shall not be incorporated by reference into any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such filing.

EXHIBITS

Exhibit Number	Description
99.1	Appendix 4D and Half Year Report (containing the Company’s consolidated interim financial statements for the for the six month period ended December 31, 2023 formatted in Inline XBRL)
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IMMURON LIMITED

Date: May 23, 2024	By:	/s/ Phillip Hains
Phillip Hains
Company Secretary

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